UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

AMERICAN SAVINGS BANK 401(K) PLAN

Hawaiian Electric Industries, Inc.

1001 Bishop Street, Suite 2900, Honolulu, Hawaii 96813

REQUIRED INFORMATION

Financial Statements.  The statements of net assets available for benefits at December 31, 2018 and 2017, and the statement of changes in net assets available for benefits for the year ended December 31, 2018, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2018, together with notes to financial statements, and Accuity LLP’s Report of Independent Registered Public Accounting Firms thereon, are filed as a part of this annual report, as listed in the accompanying index.

Exhibit.  The written consent of Accuity LLP with respect to the incorporation by reference of the Plan’s financial statements and supplemental schedule in registration statement No. 333-159000 on Form S-8 of Hawaiian Electric Industries, Inc. is filed as a part of this annual report and attached hereto as Exhibit 23.1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN SAVINGS BANK 401(K) PLAN

Date: June 25, 2019	By:	HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

	By:	/s/ Gregory C. Hazelton
Gregory C. Hazelton
Its Chairman

	By:	/s/ Kurt K. Murao
Kurt K. Murao
Its Secretary

American Savings Bank

401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

American Savings Bank

401(k) Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2018 and 2017	2

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2018	3

Notes to Financial Statements December 31, 2018 and 2017	4–14

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2018	15

Exhibit

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator

American Savings Bank 401(k) Plan and

Audit Committee and Pension Investment Committee of

Hawaiian Electric Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the American Savings Bank 401(k) Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Accuity LLP

We have served as the Plan’s auditors since 2017.

Honolulu, Hawaii

June 25, 2019

American Savings Bank

401(k) Plan

Statements of Net Assets Available for Benefits

December 31	2018	2017

Assets
Plan interest in Master Trust
Investments, at fair value	$126,826,253	$130,255,095
Notes receivable from participants	3,257,413	3,428,291
Participant contributions receivable	—	138,126
Employer contributions receivable	2,212,973	2,499,175
Due from Fidelity	4,173	600
Total assets	132,300,812	136,321,287

Liabilities
Accounts payable	3,563	3,343
Net assets available for benefits	$132,297,249	$136,317,944

The accompanying notes are an integral part of these financial statements.

American Savings Bank

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31	2018

Additions
Investment Loss
Plan interest in Master Trust
Net depreciation in fair value of investments	$(11,761,454)
Dividends and interest	6,559,100
Total investment loss	(5,202,354)
Master Trust interest from notes receivable from participants	179,180
Revenue credit	20,426
Contributions
Participants	5,853,185
Employer	4,466,566
Rollover	475,135
Total contributions	10,794,886
Net additions	5,792,138
Deductions
Distributions to participants	(9,782,112)
Administrative expenses and other	(30,721)
Total deductions	(9,812,833)
Net decrease	(4,020,695)

Net assets available for benefits
Beginning of year	136,317,944
End of year	$132,297,249

The accompanying notes are an integral part of these financial statements.

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

1.                            Plan Description

The American Savings Bank 401(k) Plan (the “Plan” or “ASB 401(k) Plan”) was established by American Savings Bank, F.S.B. (the “ASB” or the “Bank”) effective January 1, 2008.  The Plan is a defined contribution 401(k) plan that provides certain tax-qualified retirement benefits to eligible employees.  ASB is the only participating employer in the Plan at this time.

The following description of the Plan provides only general information.  Participants should refer to the Plan document for its detailed provisions, which are also summarized in the most recent prospectus for the Plan and in the summary plan description.

a.                   Plan Administration

ASB is the Administrator of the Plan.  The board of directors of Hawaiian Electric Industries, Inc. (“HEI”), which is the parent corporation of the controlled group of which ASB is a part, has established the Hawaiian Electric Industries, Inc. Pension Investment Committee (the “PIC”) to oversee the administration of the Plan and the investment options offered under the Plan.  The PIC has appointed an Administrative Committee to oversee the day-to-day administration of the Plan, which includes the discretionary authority to interpret the Plan’s provisions.  The PIC has also appointed an Investment Committee to oversee the day-to-day financial affairs of the Plan.  The members of the Administrative and Investment Committees are employees of HEI and its subsidiaries, and the Administrative and Investment Committees are chaired by a member of the PIC.

ASB and the Plan pay the Plan’s administrative fees.  The Plan’s trustee and certain of the mutual funds offered under the Plan also provide revenue credits to the Plan, which are used to pay for Plan administration, including recordkeeping.  Fees charged directly to the Plan that are not paid by revenue credits may be allocated to participant accounts.  Participants may also be assessed fees related to participants’ notes receivable, withdrawals, and domestic relations orders.

b.                   Eligibility

For purposes of salary reduction (401(k)) contributions, all common law employees of ASB (other than leased employees) are eligible to participate in the Plan upon one hour of service.   Participation in the 401(k) portion of the Plan is voluntary for eligible employees.

c.                    401(k) Contributions

Employees may make 401(k) contributions of up to 100% of available eligible compensation (i.e., compensation that is available after payroll taxes and other applicable withholdings) subject to a federal tax limit of $18,500 in 2018.

Participants who are age 50 or older, or who attain age 50 during the year, may elect to make catch-up 401(k) contributions, subject to a federal tax limit of $6,000 in 2018.

When a participant makes a 401(k) election, the participant may choose between pre-tax contributions and after-tax, Roth contributions.

For purposes of employee 401(k) contributions to the Plan, compensation is defined as Box 1, W-2 earnings, modified to (a) exclude fringe benefits, employer nonelective contributions to a cafeteria plan, reimbursements, moving and other expense allowances, special executive compensation, signing bonuses, retention bonuses, service awards, and similar

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

nonperformance based awards, and (b) include pre-tax elective contributions made by ASB to the Plan, a cafeteria plan or a pretax transportation spending plan.  Special executive compensation is noncash compensation and/or nonqualified deferred compensation available only to a select group of management employees.

Federal tax law limits the amount of annual compensation that may be taken into account in determining contributions to the Plan.  The maximum limit was $275,000 in 2018.

d.                   Rollover Contributions

A participant or an eligible employee (whether or not a participant) may make a direct rollover to the Plan of an eligible rollover distribution from another qualified defined benefit or defined contribution plan.  The Plan may accept direct rollovers of after-tax amounts from qualified retirement plans. The Administrative Committee may consider traditional rollovers by eligible employees.  To protect the tax-qualified status of the Plan, the Administrative Committee may ask the eligible employee to provide an opinion of counsel or other evidence to establish that the requirements for a traditional rollover have been satisfied.

e.                    Matching Contributions

After one year of service, ASB matches employee 401(k) contributions at the rate of 100% of the first 4% of eligible compensation deferred.  These matching contributions are known as “AmeriMatch” contributions.  For AmeriMatch contributions, compensation is defined in the same way it is defined for 401(k) contributions as described in Note 1.c. above; however, compensation earned prior to an employee becoming eligible for AmeriMatch is not included.

For 2018, ASB made AmeriMatch contributions to the Plan of $2,246,281.

f.                     Employer Discretionary Contributions

The Plan also includes an annual discretionary profit sharing feature (known as “AmeriShare”). All employees employed on the last day of any Plan year are eligible to share in any AmeriShare allocation for that year.  Exceptions to the “last-day requirement” are made for those who die, become disabled, or retire during the year. Retirement is defined as termination of employment either after (i) attaining age 65 or (ii) attaining age 55 and completing 10 years of service with ASB, HEI or any HEI subsidiary.  On February 7, 2019, ASB approved an AmeriShare contribution equal to 3.40% of 2018 eligible compensation for the 2018 Plan year. This AmeriShare contribution was deposited into eligible participant accounts on February 15, 2019.

For purposes of calculating any AmeriShare contribution, eligible compensation includes an eligible employee’s annual base salary or pay plus commissions paid during the Plan year, but excludes any amounts deferred to the American Savings Bank Select Deferred Compensation Plan or any other nonqualified deferred compensation plan that are not includible in the gross income of the employee for the taxable year.

g.                   Participant Accounts

Each participant has an individual account in the Plan, which may include one or more subaccounts.  Each participant is always 100% vested in his or her total account, including all subaccounts.  A participant’s benefits equal the balance in the participant’s account at the time of distribution.  Each participant’s account is credited with the participant’s elective contributions, AmeriMatch and AmeriShare contributions, rollover contributions, if any, and allocations of Plan earnings and gains or losses (whether realized or unrealized), and charged

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

with an allocation of any administrative expenses paid directly by the Plan or charged directly to the participant’s account.  Administrative expenses, such as recordkeeping expenses, are paid in part through investment level expenses that are borne by participants in proportion to their investments in the designated investment options that generate revenue credits for the Plan.  Individual expenses, such as fees associated with loans and distributions, are charged directly to a participant’s individual account.  Participant accounts are valued at the end of each day that the New York Stock Exchange is open.

The Plan is intended to be an Employee Retirement Income Security Act (“ERISA”) Section 404(c) plan, under which the fiduciaries of the Plan are relieved of liability for any losses that are the direct and necessary result of a participant’s or beneficiary’s exercise of control over the investments in his or her individual account.  Participants are responsible for directing the investment of all amounts in their accounts using investment options offered under the Plan and for the performance of such investments.  As of December 31, 2018 and 2017, the Plan offered various mutual funds and target-date funds and a unitized common stock fund that consisted of shares of HEI common stock and short-term liquid investments (the “HEI Common Stock Fund #2”).  Participants may change their investment elections at any time.  If a participant does not choose an investment option for any portion of the participant’s account, such amounts are automatically invested in the age-appropriate Fidelity Freedom Index Fund or such other investment as the PIC may direct, pending other direction by the participant.

The portion of the Plan comprising the HEI Common Stock Fund #2 is designated as an employee stock ownership plan (“ESOP”).  Amounts contributed to the Plan for investment in the HEI Common Stock Fund #2 or transferred to the HEI Common Stock Fund #2 from other investment options become part of the ESOP component of the Plan.

Participants are not required to make any investment in the HEI Common Stock Fund #2, and there are two limitations on the amount a participant may invest in the HEI Common Stock Fund #2.  First, a participant may not direct more than 20% of any contribution to the HEI Common Stock Fund #2.  Second, participants and beneficiaries are prohibited from making transfers or exchanges from other investment options into the HEI Common Stock Fund #2 if the transfer or exchange would cause the participant’s or beneficiary’s investment in the HEI Common Stock Fund #2 to exceed 20% of the participant’s or beneficiary’s total account balance.

At the end of June 2019, the HEI Common Stock Fund #2 will be eliminated and replaced by a new investment structure that permits participants to invest directly in shares of HEI common stock rather than units in the HEI Common Stock Fund #2.

h.                   Distributions

Distributions from participants’ accounts are generally made upon retirement, death, permanent disability or other termination of employment.  Distributions may be made in a single lump sum, or a retired or terminated participant may elect to receive partial distributions (once per year) until the participant’s account has been distributed in full or the participant elects to receive a single-sum distribution of the remaining account balance.  Retired participants may also receive required minimum distributions from the Plan.

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Account balances of $5,000 or less are automatically distributed upon termination of employment.  Any automatic distribution of more than $1,000 (but not more than $5,000) is made in the form of an automatic direct rollover to an Individual Retirement Account (“IRA”) designated by the Administrative Committee, unless the participant requests a cash distribution or a direct rollover to an IRA or tax-qualified retirement plan of the participant’s choosing.

Distributions from the HEI Common Stock Fund #2 are in the form of HEI common stock or, if the participant so elects, cash (with any fractional shares paid in cash).

The participant’s account will be reduced by any unpaid note balance at the time of distribution.  However, unless rolled over, the balance of the unpaid note will be taxable to the participant.

i.                      Death Benefits

Upon the death of a participant, the full value of the participant’s account is payable as a death benefit to the participant’s designated beneficiary.

j.                      Withdrawals While Employed

Prior to termination of employment, a participant may request a withdrawal from his or her account in the event of hardship.  A participant who receives a hardship withdrawal is prohibited from making additional 401(k) contributions (pre-tax or Roth) to the Plan for six months following the hardship withdrawal. The rules with respect to hardship withdrawals are expected to change after 2018 in response to the Tax Cuts and Jobs Act of 2017 and proposed Treasury Regulations.

Participants who elect to invest portions of their account balances in the HEI Common Stock Fund #2 (the ESOP component of the Plan) may elect to receive cash distributions of periodic dividends attributable to such investments or may elect to have such dividends reinvested.

A participant who is age 59½ or older may elect to receive an in-service distribution from his or her account balance once per year.

k.                   Notes Receivable from Participants

Participants may borrow from their accounts.  All loans must be on commercially reasonable terms and be evidenced by a note.  The minimum note amount is $1,000, and the maximum amount of all notes under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding note balance during the prior 12 months minus the outstanding note balance from the Plan on the date the note is made, or 50% of the participant’s account balance.  The term of a note generally may not exceed 5 years, except that a note used to purchase a principal residence may have a term of up to 15 years.  The interest rate on a note is set at the time a participant applies for the note.  The interest rate for 2018 and 2017 was 2 percentage points above the Federal Reserve prime rate of interest as of the last working day of the month preceding the month the note was made.  All outstanding notes are collateralized by 50% of the participant’s account balance, determined when a note is approved.  No allowance for credit losses has been recorded as of December 31, 2018 or 2017.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the default will be a deemed distribution.  However, the participant’s account will not be reduced until a distributable event occurs under the terms of the Plan.  Notes outstanding at December 31, 2018 bear interest at various rates ranging from 3.5% to 9.25%.  Principal and

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

interest payments are made ratably through payroll deductions.  Participants are allowed up to two notes outstanding at any one time from the Plan.

l.                      Vesting

Participants are 100% vested in their account balances at all times.

2.                            Summary of Significant Accounting Policies

a.                   Basis of Accounting

The Plan prepares its financial statements under the accrual method of accounting.

b.                   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

c.                    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The PIC is responsible for the Plan’s valuation principles and utilizes information provided by the Plan’s investment advisors and trustee.  See Note 3 for a discussion of fair value measurements.  Net appreciation or depreciation in the fair value of investments includes realized and unrealized changes in the values of investments bought, sold and held during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

d.                   Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is treated as a deemed distribution. However, the participant’s account will not be reduced until a distributable event occurs under the terms of the Plan.

e.                    Payment of Benefits

The Plan records benefits when they are paid.

f.                     Expenses

Certain expenses of maintaining the Plan, such as legal, audit, consulting and recordkeeping fees, are paid directly by the Bank and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net depreciation in fair value of investments.

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

g.                   Risks and Uncertainties

The Plan may invest in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

At December 31, 2018 and 2017, approximately 10% and 9%, respectively, of the Plan’s net assets available for benefits consisted of HEI common stock in the HEI Common Stock Fund #2.

h.                   Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-06, Employee Benefit Plan Master Trust Reporting, which removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. ASU No. 2017-06 also requires all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The Plan expects to adopt the amendments in ASU No. 2017-06 in the first quarter of 2019 retrospectively and has not yet determined the impact of adoption.

In August, 2018, the FASB issued ASU 2018-13, Disclosure Framework: Changes to the Disclosure Requirement for Fair Value Measurement, which eliminates the disclosure requirement of the amount of, reasons for and policy on transfers between Level 1 and Level 2 of the fair value hierarchy and modifies certain disclosure requirements related to Level 3 recurring and nonrecurring fair value measurements. The new standard is effective for fiscal years, and interim within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Plan is evaluating the impact of the new standard; however, the adoption of this standard is not expected to have a material effect on the Plan’s financial statements.

i.                      Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

3.                            Fair Value Measurements

a.                   Fair Value of Financial Instruments

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds

Valued using a market approach based on the daily closing price as reported on the active market in which the fund is traded.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission.  These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

HEI Common Stock Funds

The ASB 401(k) Plan and the Hawaiian Electric Industries Retirement Savings Plan (“HEIRS Plan”) each maintain a separate employer stock funds held in the Master Trust.  The HEI Common Stock Funds primarily invest in shares of HEI common stock with a fractional amount invested in interest-bearing cash equivalents and are valued at NAV using the market approach based on: (1) the closing price of the underlying HEI common stock held by the HEI Common Stock Funds reported on the last business day of the Plan year on the New York Stock Exchange and (2) the underlying cash equivalent investments in money market mutual funds valued at NAV.  The HEI Common Stock Funds trade daily without any prior redemption notice period (see Note 4 for further discussion of the interest Master Trust).

Notes Receivable from Participants

The fair value of notes receivable from participants was estimated using a discounted cash flow analysis utilizing interest rates currently offered for new participant loans, and approximated its carrying value.

Employer Contributions Receivable

The carrying amounts of the employer contributions receivable approximated fair value due to the short-term nature of these financial instruments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, which may be materially affected by market conditions and other circumstances.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

b.                   Fair Value Hierarchy

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The following are the three levels of the fair value hierarchy under this standard:

Level 1             Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2             Inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3             Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

4.                            Interest in Master Trust

All of the invested assets of the ASB 401(k) Plan are held together with all of the invested assets of the HEIRS Plan in a master trust (the “Master Trust”) pursuant to a Master Trust Agreement between HEI and ASB and Fidelity Management Trust Company (the “Trustee”).  Each participating plan has a divided interest in the HEI Common Stock Funds and notes receivable from participants, and an undivided interest (participants do not hold direct interests) in the mutual funds in the Master Trust.

At both December 31, 2018 and 2017, the ASB 401(k) Plan’s specific interest in the HEI Common Stock Funds was 15%.  The HEI Common Stock Fund is available only to the participants of the HEIRS Plan, and the HEI Common Stock Fund #2 is available only to the participants of the ASB 401(k) Plan.

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses.  At both December 31, 2018 and 2017, the Plan’s interest in the assets of the Master Trust was approximately 20%.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The assets of the Master Trust and the Plan’s interest in the investments and notes receivable from participants were as follows:

December 31	2018	2017

Investments
Mutual funds	$563,569,821	$584,671,341
HEI Common Stock Funds	86,182,770	87,168,611
Total investments	$649,752,591	$671,839,952
Notes receivable from participants	$11,633,347	$11,316,673

Plan interest in Master Trust
Investments	$126,826,253	$130,255,095
Notes receivable from participants	3,257,413	3,428,291

The net loss and net transfers of the Master Trust and the Plan’s interest in the net loss of the Master Trust were as follows:

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Year ended December 31	2018

Net appreciation (depreciation) in fair value of investments
Mutual funds	$(56,432,721)
HEI Common Stock Funds	991,857
Dividends and interest	34,426,883
Total investment loss	$(21,013,981)
Interest from notes receivable from participants	$622,326
Net transfers	(1,379,032)

Plan interest in Master Trust
Investment loss	$(5,202,353)
Interest from notes receivable from participants	179,180

The Master Trust’s investments at fair value by level within the fair value hierarchy in each investment type were as follows:

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs
December 31, 2018	(Level 1)	(Level 2)	Total

Investments
Mutual funds	$563,569,821	$—	$563,569,821
HEI Common Stock Funds	—	86,182,770	86,182,770
	$563,569,821	$86,182,770	$649,752,591

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs
December 31, 2017	(Level 1)	(Level 2)	Total

Investments
Mutual funds	$584,671,341	$—	$584,671,341
HEI Common Stock Funds	—	87,168,611	87,168,611
	$584,671,341	$87,168,611	$671,839,952

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

Transfers between levels are recognized at the actual date of the event or circumstance that caused the transfer.  There were no transfers between levels of the fair value hierarchy during 2018.

There were no Level 3 investments held by the Master Trust as of December 31, 2018 and 2017.

The Trustee has the power and authority to borrow funds from a bank not affiliated with the Trustee in order to provide sufficient liquidity to process Plan transactions in each HEI Common Stock Fund in a timely fashion; provided that the cost of such borrowing shall be allocated to each HEI Common Stock Fund.  There were no such transactions for the Plan during 2018.

5.                            Plan Termination

Although it has not expressed any intent to do so, ASB has the right under the Plan to discontinue its contributions at any time or to terminate the Plan.

6.                            Federal Income Taxes

The Plan and Master Trust are qualified under the Internal Revenue Code (“Code”) and are exempt from federal income taxes under Sections 401(a) and 501(a) of the Code.  On October 22, 2013, the Internal Revenue Service (“IRS”) issued the latest favorable determination letter covering the Plan.  This latest determination letter does not cover amendments made to the Plan since January 1, 2013.  Because of changes in the IRS’s determination letter program, ASB will not be able to apply for periodic determination letters in the future.  ASB and its outside ERISA/tax counsel believe that the amendments made since January 1, 2013 meet applicable federal tax law requirements.

ASB is not aware of any Code or ERISA violations that would jeopardize the Plan’s tax exempt status and, as of December 31, 2018 and 2017, has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is periodically audited by the IRS and the U.S. Department of Labor; however, there are currently no audits in progress.  ASB believes that the Plan is no longer subject to income tax examinations for tax years prior to 2015.

7.                            Related-Party Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (“FMR”).  Fidelity Management Trust Company (“FMTC”), an affiliate of FMR, is the Trustee of the Plan, and therefore, transactions with FMR qualify as party-in-interest transactions under the prohibited transaction rules of ERISA for which a prohibited transaction exemption exists.

Effective January 1, 2012, a revenue credit program (“RCP”) for the Plan was implemented by FMTC under which credits are provided for the payment of expenses.  Certain recordkeeping, legal and consulting fees incurred by the Plan are included as administrative expenses in the Statement of Changes in Net Assets Available for Benefits because they are paid through the RCP.  During the year ended December 31, 2018, the RCP credits used to pay expenses amounted to approximately $20,450.  During the year ended December 31, 2018, fees for recordkeeping services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of both

American Savings Bank

401(k) Plan

Notes to Financial Statements

December 31, 2018 and 2017

FMR and FMTC, amounted to approximately $17,000, and were paid through the RCP, and any amounts owing in excess of the revenue credits were paid by ASB.

Plan participants may elect to invest in the HEI Common Stock Fund #2, which consists of shares of HEI common stock and short-term liquid investments.  Since ASB is a wholly owned, indirect subsidiary of HEI, investments in the HEI Common Stock Fund #2 are party-in-interest transactions under the prohibited transaction rules of ERISA for which a statutory exemption exists.  During the year ended December 31, 2018, the Plan made purchases of approximately 46,000 units of the HEI Common Stock Fund #2 for a total purchase price of approximately $1.4 million and sales of approximately 43,000 units of the HEI Common Stock Fund #2 for total sales proceeds of approximately $1.2 million.

American Savings Bank 401(k) Plan

EIN:  99-0208097, Plan:  004

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2018

		(c)
	(b)	Description of Investment Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value

*	Plan interest in the Master Trust		$126,826,253

*	Participant Loans	399 loans with interest rates from 3.5% to 9.25%, maturing 2019 through 2033	3,257,413
			$130,083,666

*     Party in interest

NOTE:

Participant loans are legally held by the Hawaiian Electric Industries Retirement Savings Plan and American Savings Bank 401(k) Plan Master Trust (“DFE”), however Form 5500 Instructions and the Department of Labor’s electronic filing system require that the participant loans be reported at the individual plan level.  As such, the participant loans and attendant interest are reported in the individual plan’s Form 5500 and not in the DFE’s Form 5500.